

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Frank L. Jaksch, Jr.
President and Chief Executive Officer
ChromaDex Corporation
10005 Muirlands Boulevard, Suite G
Irvine, California 92618

> **Re:** **ChromaDex Corporation**
> **Registration Statement on Form S-3**
> **Filed September 1, 2011**
> **File No. 333-176636**

Dear Mr. Jaksch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Outstanding Issues

1. We note that you have a pending confidential treatment request and that there are outstanding comments on your Preliminary Proxy Statement filed August 29, 2011. After any issues that arise during our examination of the confidential treatment request have been satisfied and all comments on the Preliminary Proxy Statement are resolved, we will consider a request for acceleration of the effective date of the registration statement.

Selling Stockholders

2. We note that two of your affiliates are selling common shares as part of this offering. Please provide an analysis as to why Michael Brauser and Phillip Frost should not be considered statutory underwriters within the meaning of the Securities Act of 1933.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Matthew O'Loughlin (Mannatt, Phelps & Phillips, LLP)